                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

  (MARK ONE)

      [x] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998

                                       OR

      [ ]                  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                                     SECURITIES EXCHANGE ACT OF 1934



For the transaction period from                to
                                --------------    ----------------------

Commission file number  1-12209
                       --------------

                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST




500 THROCKMORTON STREET, FT. WORTH, TEXAS                        76102
 (Address of principal executive offices)                      (Zip Code)

                          INDEPENDENT AUDITORS' REPORT



Range Resources Corporation 401(k) Plan
Hartville, Ohio

We have audited the financial statements of RANGE RESOURCES CORPORATION 401(k) PLAN as of December 31, 1998 and 1997, and for the years then ended, and the supplemental schedules as of and for the year ended December 31, 1998 as listed in the accompanying index. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of Range Resources Corporation 401(k) Plan present fairly, in all material respects, the net assets available for benefits of Range Resources Corporation Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




MEADEN & MOORE, LTD.
Certified Public Accountants


June 10, 1999
Cleveland, Ohio

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                     Range Resources Corporation 401(k) Plan


                                                                     December 31,
                                                                1998             1997
                                                             ----------       ----------
Investments
 Prime Money Market Fund                                     $        -       $  508,919
 One Group Income Bond Fund                                           -          484,001
 One Group Income Equity Fund                                         -        2,098,015
 Lomak Corporation common stock                                       -          525,167
 Fidelity Blue Chip Growth Fund                                       -          377,455
 Fidelity Contrafund                                                  -          264,752
 Fidelity Growth Company Fund                                         -          298,417
 Fidelity Retirement Growth Fund                                      -          128,763
 Fidelity Overseas Fund                                               -           53,378
 Fidelity U.S. Equity Index                                           -          139,036
 Merrill Lynch Institutional Fund                                14,037                -
 Range Resources Corporation common stock                       250,653                -
 Merrill Lynch Retirement Preservation Trust                    788,511                -
 Aim Balanced Fund                                                  800                -
 Merrill Lynch Growth Fund Class D                              383,565                -
 Oppenheimer Global Growth                                           13                -
 Merrill Lynch Corporate Bond Fund Intermediate Class D         468,415                -
 Federated High Income Bond Fund Class A                          1,708                -
 Merrill Lynch Corporate Bond Fund Intermediate Class D-GM           26                -
 Mass Investors Trust                                             1,074                -
 Mass Investors Trust-GM                                             70                -
 Aim Blue Chip Fund Class A                                       5,849                -
 Davis New York Venture Fund                                  1,430,304                -
 Merrill Lynch S&P 500 Index                                    265,063                -
 Lord Abbett Development Growth Class P                              73                -
 Managers International Equity Fund                                  89                -
 Gam International Fund Class A                                 103,851                -
 Aim Income Fund Class A                                             12                -
 Gam International Fund Class A                                      74                -
 Oppenheimer Global Fund                                          1,930                -
 Alliance Quasar Fund Class A                                     2,959                -
 Pioneer Growth Shares                                            3,544                -
 MFS Capital Opportunity Fund Class A                             2,054                -
 Merrill Lynch Capital Fund Class D                           2,110,087                -
 Cash                                                            17,389                -
 Participant notes receivable                                   101,235           86,118
                                                             ----------       ----------
    Total Investments                                         5,953,385        4,964,021

Receivables:
 Interest                                                             _            7,320
 Employer's contribution                                        613,598          697,222
 Participants contribution                                       42,669           26,495
 Other                                                                -            1,048
                                                             ----------       ----------
    Total Receivables                                           656,267          732,085
                                                             ----------       ----------
    Total Assets                                              6,609,652        5,696,106
                                                             ----------       ----------

LIABILITIES                                                           -                -
                                                             ----------       ----------
    Net Assets                                               $6,609,652       $5,696,106
                                                             ==========       ==========

                            See accompanying notes.

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Range Resources Corporation 401(k) Plan

                      For the Year Ended December 31, 1998




                                                          Prime       One Group      One Group
                                                          Money         Income         Income
                                           Total       Market Fund    Bond Fund     Equity Fund
                                       -----------    -----------    -----------    -----------
INCOME:
   Investment Income:
      Interest                         $    37,926    $    11,934    $       204    $       260
      Dividends                            251,031             --         20,427          7,259
      Realized gains (losses)               40,267             --          1,664        228,281
      Unrealized gains (losses)           (717,587)            --             --             --
                                       -----------    -----------    -----------    -----------
                                          (388,363)        11,934         22,295        235,800
   Contributions:
      Participant                          912,833         46,487         27,361         83,355
      Employer                             620,545             --             --             --
      Rollover                             138,369         11,469          2,442         10,477
                                       -----------    -----------    -----------    -----------

                                         1,671,747         57,956         29,803         93,832
                                       -----------    -----------    -----------    -----------

           Total Income                  1,283,384         69,890         52,098        329,632

DEDUCTIONS:
   Withdrawals and terminations           (398,057)      (243,609)        (3,017)            --
   Net loan activity                          (966)            --             --             --
   Administrative expenses                 (44,915)       (13,903)        (3,564)       (12,434)
                                       -----------    -----------    -----------    -----------

           Total Deductions               (443,938)      (257,512)        (6,581)       (12,434)
                                       -----------    -----------    -----------    -----------

Increase (Decrease) before transfers       839,446       (187,622)        45,517        317,198

Asset transfers                             74,927       (495,482)      (463,360)    (2,301,301)
Other                                         (827)            --             --             --
Interfund transfers                             --        179,850       (160,749)      (123,547)
                                       -----------    -----------    -----------    -----------

           Net Increase (Decrease)         913,546       (503,254)      (578,592)    (2,107,650)

Beginning Net Assets                     5,696,106        503,254        578,592      2,107,650
                                       -----------    -----------    -----------    -----------

Ending Net Assets                      $ 6,609,652    $        --    $        --    $        --
                                       ===========    ===========    ===========    ===========


                           See accompanying notes.




    Lomak          Fidelity                     Fidelity
 Corporation      Blue Chip                      Growth       Fidelity        Fidelity
   Common          Growth        Fidelity       Company      Retirement       Overseas    Fidelity U.S.
    Stock           Fund        Contrafund        Fund       Growth Fund        Fund      Equity Index
-----------      ----------     ---------       ---------      ---------      --------      ---------

$       286      $      184     $      81       $      54      $      43      $     26      $      31
      4,465               -             -               -              -             -          1,203
   (399,365)         78,120        52,154          45,513         33,212         9,882         24,711
          -               -             -               -              -             -              -
-----------      ----------     ---------       ---------      ---------      --------      ---------
   (394,614)         78,304        52,235          45,567         33,255         9,908         24,945

     67,220          52,896        37,593          27,386         13,053        12,532         15,345
      6,947               -             -               -              -             -              -
     33,184          45,066         4,657           4,657         14,285             -          2,179
-----------      ----------     ---------       ---------      ---------      --------      ---------

    107,351          97,962        42,250          32,043         27,338        12,532         17,524
-----------      ----------     ---------       ---------      ---------      --------      ---------

   (287,263)        176,266        94,485          77,610         60,593        22,440         43,469


          -               -             -               -              -             -              -
          -               -             -               -              -             -              -
     (5,597)         (2,680)       (1,888)         (1,913)        (1,004)         (516)        (1,416)
-----------      ----------     ---------       ---------      ---------      --------      ---------

     (5,597)         (2,680)       (1,888)         (1,913)        (1,004)         (516)        (1,416)
-----------      ----------     ---------       ---------      ---------      --------      ---------

   (292,860)        173,586        92,597          75,697         59,589        21,924         42,053

   (801,211)       (583,770)     (394,053)       (384,982)      (205,934)      (90,559)      (187,774)
          -               -             -               -              -             -              -
   (139,668)         29,245        34,049           9,194         16,464        14,742          5,061
-----------      ----------     ---------       ---------      ---------      --------      ---------

 (1,233,739)       (390,939)     (267,407)       (300,091)      (129,881)      (53,893)      (140,660)

  1,233,739         390,939       267,407         300,091        129,881        53,893        140,660
-----------      ----------     ---------       ---------      ---------      --------      ---------

$         -      $        -     $       -       $       -      $       -      $      -      $       -
===========      ==========     =========       =========      =========      ========      =========




                Range                                                     Merrill Lynch
  Merrill     Resources  Merrill Lynch                                      Corporate
   Lynch     Corporation   Retirement     Aim    Merrill Lynch Oppenheimer  Bond Fund
Institutional  Common    Preservation   Balanced  Growth Fund    Global    Intermediate
   Fund        Stock        Trust         Fund      Class D      Growth      Class D
---------    ---------    ---------   ---------    ---------   ---------    ---------
$      --   $   6,798    $     745    $      --   $     392    $      --   $   2,875
       55         623       19,579            7       6,090           --      13,706
       --     (20,459)          --           --      (4,504)          --         227
       --    (485,460)          --           37     (68,741)          --       2,218
---------    ---------    ---------   ---------    ---------   ---------    ---------
       55    (498,498)      20,324           44     (66,763)          --      19,026

       70      49,488       90,284           12      56,242           13      30,515
       --          --           --           --          --           --          --
       --         498           --           --       4,976           --          --
---------    ---------    ---------   ---------    ---------   ---------    ---------
       70      49,986       90,284           12      61,218           13      30,515
---------    ---------    ---------   ---------    ---------   ---------    ---------
      125    (448,512)     110,608           56      (5,545)          13      49,541


       --      (8,773)     (17,101)          --     (10,955)          --     (29,097)
       --       1,845        1,817           --         834           --       2,198
       --          --           --           --          --           --          --
---------    ---------    ---------   ---------    ---------   ---------    ---------
       --      (6,928)     (15,284)          --     (10,121)          --     (26,899)
---------    ---------    ---------   ---------    ---------   ---------    ---------
      125    (455,440)      95,324           56     (15,666)          13      22,642

       --     684,165      701,279           --     411,785           --     444,747
       --          --          217           --          --           --          --
   13,912      21,928       (8,309)         744     (12,554)          --       1,026
---------    ---------    ---------   ---------    ---------   ---------    ---------
   14,037     250,653      788,511          800     383,565           13     468,415
       --          --           --           --          --           --          --
---------    ---------    ---------   ---------    ---------   ---------    ---------
$  14,037    $ 250,653    $ 788,511   $     800    $ 383,565   $      13    $ 468,415
=========    =========    =========   =========    =========   =========    =========




              Merrill Lynch
 Federated      Corporate
High Income     Bond Fund         Mass         Mass        Aim Blue     Davis New     Merrill Lynch
 Bond Fund     Intermediate    Investors    Investors     Chip Fund    York Venture      S&P 500
  Class A       Class D-GM       Trust       Trust-GM      Class A         Fund           Index
-----------    -----------   -----------   -----------   -----------   -----------    -----------

$        --    $        --   $        --   $        --   $        --   $    12,149    $       217
          4             --            --            --            16        32,688         11,550
         --             --            --            --            --          (797)            51
         (2)            --            14             2           418        25,236          8,116
-----------    -----------   -----------   -----------   -----------   -----------    -----------
          2             --            14             2           434        69,276         19,934

         28             26            70            68          1260       118,612         35,132
         --             --            --            --            --            --             --
         --             --            --            --            --            --          4,479
-----------    -----------   -----------   -----------   -----------   -----------    -----------

         28             26            70            68         1,260       118,612         39,611
-----------    -----------   -----------   -----------   -----------   -----------    -----------

         30             26            84            70         1,694       187,888         59,545


         --             --            --            --            --       (20,056)        (8,534)
         --             --            --            --            --         2,372            572
         --             --            --            --            --            --             --
-----------    -----------   -----------   -----------   -----------   -----------    -----------

         --             --            --            --            --       (17,684)        (7,962)
-----------    -----------   -----------   -----------   -----------   -----------    -----------

         30             26            84            70         1,694       170,204         51,583

         --             --            --            --            --     1,285,150        187,577
         --             --            --            --            --            --             --
      1,678             --           990            --         4,155       (25,050)        25,903
-----------    -----------   -----------   -----------   -----------   -----------    -----------

      1,708             26         1,074            70         5,849     1,430,304        265,063

         --             --            --            --            --            --             --
-----------    -----------   -----------   -----------   -----------   -----------    -----------

$     1,708    $        26   $     1,074   $        70   $     5,849   $ 1,430,304    $   265,063
===========    ===========   ===========   ===========   ===========   ===========    ===========




Lord Abbett     Managers        Gam                           Gam        Oppenheimer   Alliance
Dev. Growth  International  International    Aim Income   International     Global    Quasar Fund
 Class P      Equity Fund   Fund Class A    Fund Class A   Fund Class A      Fund       Class A
-----------  -------------  -------------   ------------- -------------- ------------ -----------

$      --      $      --     $      71      $      --      $      --     $      --    $      --
       --              6         1,402             --             --           141          100
       --             --          (590)            --             --            --           (1)
        5              3        (8,932)            --              2           (44)         270
---------      ---------     ---------      ---------      ---------     ---------    ---------
        5              9        (8,049)            --              2            97          369

       68             80        19,476             12             72            12        2,681
       --             --            --             --             --            --           --
       --             --            --             --             --            --           --
---------      ---------     ---------      ---------      ---------     ---------    ---------
       68             80        19,476             12             72            12        2,681
---------      ---------     ---------      ---------      ---------     ---------    ---------

       73             89        11,427             12             74           109        3,050


       --             --        (1,460)            --             --            --          (91)
       --             --           186             --             --            --           --
       --             --            --             --             --            --           --
---------      ---------     ---------      ---------      ---------     ---------    ---------

       --             --        (1,274)            --             --            --          (91)
---------      ---------     ---------      ---------      ---------     ---------    ---------

       73             89        10,153             12             74           109        2,959

       --             --        94,315             --             --            --           --
       --             --            --             --             --            --           --
       --             --          (617)            --             --         1,821           --
---------      ---------     ---------      ---------      ---------     ---------    ---------

       73             89       103,851             12             74         1,930        2,959

       --             --            --             --             --            --           --
---------      ---------     ---------      ---------      ---------     ---------    ---------

$      73      $      89     $ 103,851      $      12      $      74     $   1,930    $   2,959
=========      =========     =========      =========      =========     =========    =========



  Pioneer      MFS Capital  Merrill Lynch  Participants
  Growth       Opportunity   Capital Fund     Notes                     Contributions
  Shares      Fund Class A     Class D      Receivable      Cash          Receivable
-----------   -----------   -----------    -----------    -----------    -----------

$        --   $        --   $     1,576    $        --    $        --    $        --
         --            --       131,710             --             --             --
         --            --        (7,832)            --             --             --
         59            42      (190,830)            --             --             --
-----------   -----------   -----------    -----------    -----------    -----------
         59            42       (65,376)            --             --             --

        106            32        82,577             --             --         42,669
         --            --            --             --             --        613,598
         --            --            --             --             --             --
-----------   -----------   -----------    -----------    -----------    -----------

        106            32        82,577             --             --        656,267
-----------   -----------   -----------    -----------    -----------    -----------

        165            74        17,201             --             --        656,267


         --            --       (52,762)        (2,602)            --             --
         --            --         4,772        (14,911)          (651)            --
         --            --            --             --             --             --
-----------   -----------   -----------    -----------    -----------    -----------

         --            --       (47,990)       (17,513)          (651)            --
-----------   -----------   -----------    -----------    -----------    -----------

        165            74       (30,789)       (17,513)          (651)       656,267

         --            --     2,155,102             --         19,233             --
         --            --           297             --         (1,341)            --
      3,379         1,980       (14,523)       118,748            148             --
-----------   -----------   -----------    -----------    -----------    -----------

      3,544         2,054     2,110,087        101,235         17,389        656,267

         --            --            --             --             --             --
-----------   -----------   -----------    -----------    -----------    -----------

$     3,544   $     2,054   $ 2,110,087    $   101,235    $    17,389    $   656,267
===========   ===========   ===========    ===========    ===========    ===========


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     Range Resources Corporation 401(k) Plan

                      For the Year Ended December 31, 1997


                                                        Prime       One Group      One Group
                                                        Money         Income        Income
                                         Total       Market Fund    Bond Fund     Equity Fund
                                     -----------    -----------    -----------    -----------
INCOME:
   Investment Income:
      Interest                       $    71,423    $    26,652    $    39,877    $     1,440
      Dividends                           27,196             --             --         18,311
      Realized gains (losses)            405,554             --           (409)       326,646
      Unrealized gains (losses)          176,368             --           (233)       215,181
                                     -----------    -----------    -----------    -----------
                                         680,541         26,652         39,235        561,578
   Contributions:
      Participant                        637,433         90,280         59,866        184,660
      Employer                           697,222             --             --             --
      Rollover                           237,678         26,012         32,085         32,559
                                     -----------    -----------    -----------    -----------

                                       1,572,333        116,292         91,951        217,219
                                     -----------    -----------    -----------    -----------

           Total Income                2,252,874        142,944        131,186        778,797

DEDUCTIONS:
   Withdrawals and terminations         (273,262)      (117,540)        (8,896)       (76,575)
   Administrative expenses               (34,501)       (14,108)        (3,832)       (12,107)
                                     -----------    -----------    -----------    -----------

           Total Deductions             (307,763)      (131,648)       (12,728)       (88,682)
                                     -----------    -----------    -----------    -----------
                                       1,945,111         11,296        118,458        690,115

Intrafund transfers                           --        (18,663)      (223,584)      (612,259)
                                     -----------    -----------    -----------    -----------

           Net Increase (Decrease)     1,945,111         (7,367)      (105,126)        77,856

Beginning Net Assets                   3,750,995        510,621        683,718      2,029,794
                                     -----------    -----------    -----------    -----------

Ending Net Assets                    $ 5,696,106    $   503,254    $   578,592    $ 2,107,650
                                     ===========    ===========    ===========    ===========

                            See accompanying notes.



                 Fidelity                     Fidelity
    Lomak        Blue Chip                     Growth          Fidelity     Fidelity
    Common        Growth          Fidelity     Company        Retirement    Overseas      Fidelity U.S.
    Stock          Fund          Contrafund     Fund         Growth Fund      Fund        Equity Index
-----------    -----------    -----------    -----------    -----------    -----------    -----------

$     2,015    $       415    $       283    $       386    $       141    $        50    $       164
      2,163            931          1,799          1,362            811            526          1,293
      1,953          6,669         19,895         26,463         21,279          1,731          1,327
    (32,514)        10,363          1,653        (12,359)       (13,731)        (3,083)        11,091
-----------    -----------    -----------    -----------    -----------    -----------    -----------
    (26,383)        18,378         23,630         15,852          8,500           (776)        13,875

     98,934         55,890         52,652         39,154         17,092         14,926         23,979
    697,222             --             --             --             --             --             --
     26,101         52,677          9,286          9,286             --         34,372         15,300
-----------    -----------    -----------    -----------    -----------    -----------    -----------

    822,257        108,567         61,938         48,440         17,092         49,298         39,279
-----------    -----------    -----------    -----------    -----------    -----------    -----------

    795,874        126,945         85,568         64,292         25,592         48,522         53,154


    (56,915)          (759)          (427)        (1,446)          (106)           (45)       (10,553)
     (3,195)          (354)          (271)          (346)          (170)           (48)           (70)
-----------    -----------    -----------    -----------    -----------    -----------    -----------

    (60,110)        (1,113)          (698)        (1,792)          (276)           (93)       (10,623)
-----------    -----------    -----------    -----------    -----------    -----------    -----------
    735,764        125,832         84,870         62,500         25,316         48,429         42,531

    (28,887)       255,108        182,538        237,591        104,564          5,463         98,129
-----------    -----------    -----------    -----------    -----------    -----------    -----------

    706,877        380,940        267,408        300,091        129,880         53,892        140,660

    526,862             --             --             --             --             --             --
-----------    -----------    -----------    -----------    -----------    -----------    -----------

$ 1,233,739    $   380,940    $   267,408    $   300,091    $   129,880    $    53,892    $   140,660
===========    ===========    ===========    ===========    ===========    ===========    ===========

                          NOTES TO FINANCIAL STATEMENTS

                     Range Resources Corporation 401(k) Plan

                           December 31, 1998 and 1997



1.      DESCRIPTION OF PLAN

        The following description of the Range Resources Corporation 401(k) Plan and Trust provides only general information. Participants should refer to the Plan agreement, copies of which are available from the plan administrator, for a more complete description of the Plan's provisions.

        GENERAL:

        The Plan, which began January 1, 1989, is a defined contribution plan covering all employees of the Company who have worked one thousand hours and are eighteen years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was last restated August 25, 1998 to change the name from Lomak Petroleum, Inc. 401(k) Plan and Trust to Range Resources Corporation 401(k) Plan.

        CONTRIBUTIONS:

        Cash or Deferred Option Contributions 401(k) - Participants may contribute up to 15% of pretax annual compensation, as defined in the Plan.

        Integrated Contributions - Equal to 5.7% of each active participant's eligible compensation in excess of the social security taxable wage base.

        Company Discretionary Contribution - Each year, the Board of Directors determines the percentage of employees salaries which the Company will contribute. In 1998 and 1997, the Company contributed four and a half percent and six percent of employee's salaries. The contribution was in the form of Company stock.

        Company Discretionary Matching Contribution - At the discretion of the Board of Directors, the Company may elect to contribute a matching contribution based on the amounts of salary reduction of the participants. No matching contribution was made in 1998 or 1997.

        Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

        PARTICIPANT ACCOUNTS:

        Each participant account is credited with the participant's elective contribution, employer contributions, earnings thereon, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                          NOTES TO FINANCIAL STATEMENTS



1.      DESCRIPTION OF PLAN, CONTINUED

        TRUSTEE CHANGE:

        Effective July 1, 1998, Merrill Lynch is the trustee of the Plan. Prior to July 1, 1998, Bank One of Texas was the trustee.

        VESTING:

        Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Vesting in the Company contribution portion of accounts plus actual earnings thereon is as follows:


                  Years of Service                  Vested Percentage
               ----------------------               -----------------

               Less than One (1) Year                       0%
               One (1) Year                                40%
               Two (2) Years                               80%
               Three (3) or more Years                    100%

        PARTICIPANT NOTES RECEIVABLE:

        Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at the Prime rate. Principal and interest is paid ratably through payroll deductions.

        RETIREMENT:

        Normal retirement age is 55 years.

        BENEFIT PAYMENTS:

        Benefit payments may be made in the form of lump-sum amounts, installment payments, or through the purchase of an annuity contract. The Plan does not allow in-service distributions.

        FORFEITURES:

        Forfeited balances of terminated participants' nonvested accounts are reallocated to the account balances of the remaining active participants.

                          NOTES TO FINANCIAL STATEMENTS



1.      DESCRIPTION OF PLAN, CONTINUED

        TERMINATION:

        Although it has not expressed any intention of doing so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts and receive full distribution.

        ADMINISTRATIVE FEES:

        All administrative fees were paid by the Plan.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        INVESTMENTS:

        Investments are valued at fair market value. The Common Stock of Range Resources Corporation 401(k) Plan is valued at the last reported sales price on the last business day of the plan year.

        The net realized gain or loss on investments is the difference between the proceeds received upon the sale of investments and the market value of the investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.

        USE OF ESTIMATES:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.      INVESTMENTS

        Participants may direct their 401(k) assets to be invested in any combination of investment funds and Range Resources Corporation stock. Descriptions of these funds are as follows:

        PRIME MONEY MARKET FUND

        The Prime Money Market fund can include both corporate notes and securities issued or backed by the U.S. Government or its agencies. Investment option terminated in 1998.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        ONE GROUP INCOME BOND FUND

        The One Group Income Bond Fund is designed to blend the safety and high quality of government securities with the yield advantage of corporate bonds. The government component of the Fund is invested in securities backed by the full faith and credit of the U.S. Government or its agencies. The portfolio's corporate component generally consists of high- and medium-quality bonds that are rated the equivalent of "investment grade" by Standard & Poor's or Moody's Investors Service and typically pay higher yields than government bonds.

        By maintaining an average weighted maturity of 5 to 20 years, the Fund also attempts to capture the yield advantage of longer-term bonds while seeking to limit price fluctuations. Investment option terminated in 1998.

        ONE GROUP INCOME EQUITY FUND

        The One Group Income Equity Fund seeks to invest in corporations that are able to provide strong, consistent dividend returns to achieve monthly income. These types of companies are usually large and stable and enjoy a prominent status in their particular industries. On the other hand, highly-leveraged and fast-paced growth companies are not likely candidates for the Fund. Investment option terminated in 1998.

        RANGE RESOURCES CORPORATION'S COMMON STOCK

        No more than 50% of employees contributions may be invested in Range Resources Corporation common stock.

        FIDELITY BLUE CHIP GROWTH FUND

        The fund seeks growth of capital over the long term by investing primarily in a diversified portfolio of common stocks of well-known and established companies. Investment option terminated in 1998.

        FIDELITY CONTRAFUND

        The fund seeks capital appreciation. The fund invests mainly in equity securities of companies that the advisor believes to be undervalued due to an overly pessimistic appraisal by the public. The fund usually invests primarily in common stock and securities convertible into common stock but it has the flexibility to invest in any type of security that may produce capital appreciation. Investment option terminated in 1998.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        FIDELITY GROWTH COMPANY FUND

        Fidelity Growth Company Fund seeks capital appreciation. The fund invests primarily in common stocks and convertibles issued by companies that the advisor believes have above-average growth potential, measured by earnings or gross sales. To select investments, the advisor focuses mainly on smaller, lesser-known companies in emerging areas of the economy. It may also seek investment opportunities in revitalized or well-positioned larger companies in mature industries. Investment option terminated in 1998.

        FIDELITY RETIREMENT GROWTH FUND

        The fund seeks long-term capital appreciation by investing substantially in common stocks, although it may invest in other types of instruments as well. Investment option terminated in 1998.

        FIDELITY OVERSEAS FUND

        The fund seeks long-term growth of capital by investing primarily in securities of issuers whose principal activities are outside of the U.S. Investment option terminated in 1998.

        FIDELITY U.S. EQUITY INDEX PORTFOLIO

        The fund seeks a total return which corresponds to the Standard & Poor's 500 Index (S&P(7)). Investment option terminated in 1998.

        MERRILL LYNCH INSTITUTION FUND - Seeks to maintain a constant $1.00 net asset value per share value.

        MERRILL LYNCH RETIREMENT PRESERVATION TRUST - The investment objective is to focus on preservation of principal, high credit quality and diversification.

        AIM BALANCED FUND - The Fund seeks total return. The Fund normally invests between 30% and 70% of assets in equities and the balance in investment-grade fixed income securities.

        MERRILL LYNCH GROWTH FUND CLASS D - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the Fund believes to be undervalued. Undervalued issues include securities selling at discounts from the price-to-book value ratios and price/earnings computed with respect to the popular stock market averages.

        OPPENHEIMER GLOBAL GROWTH - The Fund invests primarily in common stocks and convertible securities issued by U.S. and foreign companies.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        MERRILL LYNCH CORPORATE BOND FUND INTERMEDIATE TERM CLASS D - The Fund normally invests at least 65% of assets in investment-grade corporate debt with a maximum remaining maturity of 10 or fewer years. The balance may be invested in convertibles and preferred stock.

        FEDERATED HIGH-INCOME BOND FUND CLASS A - Seeks high current income; with capital growth.

        MERRILL LYNCH CORPORATE BOND FUND INTERMEDIATE CLASS D-GM - Seeks current income. Fund normally invests in at least 55% of assets in investment-grade corporate debt with a maximum remaining maturity of 10 or fewer years.

        MASS INVESTORS TRUST - Seeks current income and long-term growth of capital and income. Invests primarily in common stocks and convertibles, emphasizing securities that management considers to be of high or improving quality.

        MASS INVESTORS TRUST GM - Seeks current income and long-term growth of capital and income. Invests primarily in common stocks and convertibles, emphasizing securities that management consider to be of high or improving quality. May also invest in debt securities and cash equivalents.

        AIM BLUE CHIP FUND CLASS A - Seeks long term growth of capital. Current income is secondary.

        DAVIS NEW YORK VENTURE FUND - The investment objective is growth of capital and invests primarily in common stocks.

        MERRILL LYNCH S&P 500 INDEX - The investment objective is to provide investment results that seek to replicate the total of the specific index.

        LORD ABBETT DEV. GROWTH CLASS P - Seeks long-term growth of capital. Invests at least 65% of assets in securities of small, developing growth companies.

        MANAGERS INTERNATIONAL EQUITY FUND - Seeks long-term capital appreciation, income is secondary. Normally invests at least 65% of assets in equity securities of companies domiciled outside of United States.

        GAM INTERNATIONAL FUND CLASS A - The investment objective of each fund is to seek long-term capital appreciation. The Fund seeks to achieve this objective by investing in the particular geographic region established pursuant to its own investment policy.

        AIM INCOME FUND CLASS A - Seeks current income consistent with safety of principal. Invests primarily in investment-grade corporate debt, convertibles, and U.S. Government debt.

        OPPENHEIMER GLOBAL FUND - Seeks capital appreciation. The fund invests primarily in common stock and convertible securities issued by U.S. and foreign companies.

                          NOTES TO FINANCIAL STATEMENTS



3.      INVESTMENTS, CONTINUED

        ALLIANCE QUASAR FUND CLASS A - Invests in rapidly growing small-sized companies that offer the potential for faster than average earnings growth which will offer possibilities for capital appreciation over the long term.

        PIONEER GROWTH SHARES - Seeks capital appreciation; current income is incidental

        MFS CAPITAL OPPORTUNITIES FUND CLASS A - Seeks capital appreciation and invests primarily in common stock.

        MERRILL LYNCH CAPITAL FUND CLASS D - The investment objective is to achieve the highest total investment return consistent with prudent risk.

4.      TAX STATUS

        The Plan is a prototype which obtained its latest determination letter on June 29, 1993, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5.      TRANSACTIONS WITH PARTIES IN INTEREST

        During 1998, the Plan had Trust Agreements with Bank One of Texas and Merrill Lynch. In addition, participants have the option to invest in Range Resources Corporation common stock.

            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    Form 5500
                                 Plan Number 002

                     Range Resources Corporation 401(k) Plan
                                 EI# 34-1312571

                                December 31, 1998




         (b)    Identity of Issue,                        (c) Description                                    (e) Current
  (a)  Borrower, Lessor, or Similar Party                  of Investment               (d) Cost                  Value
------ --------------------------------------             --------------            ---------------       ---------------

  *    Merrill Lynch Institutional Fund                   Mutual Fund               $        14,037       $        14,037
  *    Range Resources Corporation Stock                  Mutual Fund                       736,114               250,653
  *    Merrill Lynch Retirement Preservation Trust        Mutual Fund                       788,485               788,511
  *    Aim Balanced                                       Mutual Fund                            26                   800
  *    Merrill Lynch Growth Fund Class D                  Mutual Fund                           764               383,565
       Oppenheimer Global Growth                          Mutual Fund                       452,305                    13
  *    Merrill Lynch Corporate Bond Fund
           Intermediate Class D                           Mutual Fund                            12               468,415
       Federated High Income Bond Fund Class A            Mutual Fund                       466,198                 1,708
  *    Merrill Lynch Corporate Bond Fund
           Intermediate Class D - GM                      Mutual Fund                         1,712                    26
       Mass Investors Trust                               Mutual Fund                            26                 1,074
       Mass Investors Trust - GM                          Mutual Fund                         1,061                    70
       Aim Blue Chip Fund Class A                         Mutual Fund                            68                 5,849
       Davis New York Venture Fund                        Mutual Fund                         5,431             1,430,304
  *    Merrill Lynch S&P 500 Index                        Mutual Fund                     1,405,069               265,063
       Lord Abbett Development Growth Class P             Mutual Fund                       256,949                    73
       Managers International Equity Fund                 Mutual Fund                            68                    89
       Gam International Fund Class A                     Mutual Fund                            85               103,851
       Aim Income Fund Class A                            Mutual Fund                       112,784                    12
       Gam International Fund Class A                     Mutual Fund                            13                    74
       Oppenheimer Global Fund                            Mutual Fund                            73                 1,930
       Alliance Quasar Fund Class A                       Mutual Fund                         1,974                 2,959
       Pioneer Growth Shares                              Mutual Fund                         2,689                 3,544
       MFS Capital Opportunity Fund Class A               Mutual Fund                         3,485                 2,054
  *    Merrill Lynch Capital Fund Class D                 Mutual Fund                         2,012             2,110,087
       Cash                                               Money Market                    2,300,917                17,389
       Participant notes receivable                       Loan pool - prime                       -               101,235
                                                                                    ---------------       ---------------

                                                                                    $     6,552,357       $     5,953,385
                                                                                    ===============       ===============

*  Party-in-interest to the Plan

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS

                     Range Resources Corporation 401(k) Plan
                                 EI# 34-1312571

                                December 31, 1998

Current Value of Plan - Beginning of Year           $  5,696,106
                                                    ============

5% of Current Value - Beginning of Year             $    284,805
                                                    ============



(a) Identity of                                                                   Number of      Number of       Purchase
 Party Involved      (b) Description of Asset                                     Purchases       Sales            Price
 --------------      ------------------------                                     ---------      ---------       --------

Category (iii) - A series of transactions in excess of 5% of plan assets
------------------------------------------------------------------------

Merrill Lynch   Range Resources Corporation                                            38              -       $   767,188
Merrill Lynch   Range Resources Corporation                                             -             15       $         -
Merrill Lynch   Merrill Lynch Retirement Preservation Fund                             64              -       $   840,704
Merrill Lynch   Merrill Lynch Retirement Preservation Fund                              -             21       $         -
Merrill Lynch   Merrill Lynch Growth Fund Class D                                      34              -       $   481,812
Merrill Lynch   Merrill Lynch Growth Fund Class D                                       -             13       $         -
Merrill Lynch   Merrill Lynch Corporate Bond Fund Intermediate Class D                 38              -       $   495,793
Merrill Lynch   Merrill Lynch Corporate Bond Fund Intermediate Class D                  -              9       $         -
Merrill Lynch   Davis New York Venture Fund                                            34              -       $ 1,451,784
Merrill Lynch   Davis New York Venture Fund                                             -             17       $         -
Merrill Lynch   Merrill Lynch S&P 500 Index                                            34              -       $   269,994
Merrill Lynch   Merrill Lynch S&P 500 Index                                             -              7       $         -
Merrill Lynch   Gam International Fund Class A                                         30              -       $   117,444
Merrill Lynch   Gam International Fund Class A                                          -              6       $         -
Merrill Lynch   Merrill Lynch Capital Fund Class D                                     36              -       $ 2,376,730
Merrill Lynch   Merrill Lynch Capital Fund Class D                                      -             18       $         -
Fidelity        Fidelity Retirement Growth                                              9              -       $   107,049
Fidelity        Fidelity Retirement Growth                                              -              9       $         -
Fidelity        Equity Index                                                           11              -       $    82,857
Fidelity        Equity Index                                                            -             10       $         -
Fidelity        Bond Fund                                                              38              -       $   244,108
Fidelity        Bond Fund                                                               -             23       $         -
Fidelity        PLAN                                                                    1              -       $   295,743
Fidelity        PLAN                                                                    -              1       $         -
Fidelity        Fidelity Contra Fund Inc.                                               9              -       $   202,262
Fidelity        Fidelity Contra Fund Inc.                                               -             12       $         -
Fidelity        Fidelity Blue Chip Growth Fund                                          9              -       $   292,699
Fidelity        Fidelity Blue Chip Growth Fund                                          -             10       $         -
Fidelity        Equity Fund                                                            33              -       $   257,463
Fidelity        Equity Fund                                                             -             40       $         -
Fidelity        Fidelity Growth Company                                                10              -       $   112,284
Fidelity        Fidelity Growth Company                                                 -             11       $         -
Fidelity        Lomak Stock                                                            11              -       $   905,723
Fidelity        Lomak Stock                                                             -             13       $         -



There were no category (i), (ii) and (iv) transactions during 1997.



                                   (f) Expense
                                     Incurred
 (d) Selling     (e) Lease             with          (g) Cost      (h) Carrying      (i) Net
     Price         Rental           Transaction      of Assets         Value       (Loss) Gain
 -----------      --------          -----------      ---------      -----------    -----------

$         -         N/A                 N/A         $   767,188     $   767,188     $       -
$    10,615         N/A                 N/A         $    31,074     $    10,615     $ (20,459)
$         -         N/A                 N/A         $   840,704     $   840,704     $       -
$    52,219         N/A                 N/A         $    52,219     $    52,219     $       -
$         -         N/A                 N/A         $   481,812     $   481,812     $       -
$    25,002         N/A                 N/A         $    29,506     $    25,002     $  (4,504)
$         -         N/A                 N/A         $   495,793     $   495,793     $       -
$    29,946         N/A                 N/A         $    29,718     $    29,946     $     228
$         -         N/A                 N/A         $ 1,451,784     $ 1,451,784     $       -
$    45,918         N/A                 N/A         $    46,715     $    45,918     $    (797)
$         -         N/A                 N/A         $   269,994     $   269,994     $       -
$    13,096         N/A                 N/A         $    13,045     $    13,096     $      51
$         -         N/A                 N/A         $   117,444     $   117,444     $       -
$     4,071         N/A                 N/A         $     4,660     $     4,071     $    (589)
$         -         N/A                 N/A         $ 2,376,730     $ 2,376,730     $       -
$    67,981         N/A                 N/A         $    75,812     $    67,981     $  (7,831)
$         -         N/A                 N/A         $   107,049     $   107,049     $       -
$   269,024         N/A                 N/A         $         -     $   249,542     $  19,482
$         -         N/A                 N/A         $    82,857     $    82,157     $       -
$   246,604         N/A                 N/A         $         -     $   210,802     $  35,802
$         -         N/A                 N/A         $   244,108     $   244,108     $       -
$   681,502         N/A                 N/A         $         -     $   682,167     $    (665)
$         -         N/A                 N/A         $   295,743     $   295,743     $       -
$   792,085         N/A                 N/A         $         -     $   792,085     $       -
$         -         N/A                 N/A         $   202,262     $   202,262     $       -
$   519,168         N/A                 N/A         $         -     $   465,361     $  53,807
$         -         N/A                 N/A         $   292,699     $   292,699     $       -
$   748,274         N/A                 N/A         $         -     $   659,791     $  88,483
$         -         N/A                 N/A         $   257,463     $   257,463     $       -
$ 2,585,834         N/A                 N/A         $         -     $ 2,044,739     $ 541,095
$         -         N/A                 N/A         $   112,284     $   112,284     $       -
$   456,215         N/A                 N/A         $         -     $   423,060     $  33,155
$         -         N/A                 N/A         $   905,723     $   905,723     $       -
$   260,010         N/A                 N/A         $         -     $   257,470     $   2,540


--------------------------------------------------------------------------------
                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST



                                    FORM 11-K
                                December 31, 1998

--------------------------------------------------------------------------------

                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized.


                           RANGE RESOURCES CORPORATION
                              401(k) PLAN AND TRUST


                     June 30, 1998 BY: /s/ Thomas W. Stoelk
                                      ---------------------
                                             Trustee


--------------------------------------------------------------------------------

                          Exhibit Index
                          -------------


Number                    Exhibit                                     Page
------                    -------                                     ----

23*                       Consent of independent certified             24
                          public accountants





*        included herewith